Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

VOLUNTARY ANNOUNCEMENT

Bilibili Inc. Announces Inclusion of Its Class Z Ordinary Shares in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect Programs

Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that the Company’s Class Z ordinary shares traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) have been included in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs, both effective March 13, 2023. Following its inclusion, eligible investors in the Chinese Mainland will have direct access to the trading of Bilibili’s Class Z ordinary shares.

The inclusion of Bilibili’s Class Z ordinary shares in the program was pursuant to the Announcement on Adjustment of the Stock List of the Shenzhen-Hong Kong Stock issued by the Shenzhen Stock Exchange and the Announcement on Adjustment of the Stock List of the
Shanghai-Hong Kong Stock Connect issued by the Shanghai Stock Exchange.

About the Shenzhen-Hong Kong Stock Connect

The Shenzhen-Hong Kong Stock Connect is a mutual stock market access mechanism between the Chinese Mainland and Hong Kong under which the Shenzhen Stock Exchange and the Hong Kong Stock Exchange have established technical connectivity to enable investors in the Chinese Mainland and Hong Kong to trade eligible shares listed on the other’s market through their local securities companies or brokers.

About the Shanghai-Hong Kong Stock Connect

Shanghai-Hong Kong Stock Connect established a two-way trading link between the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The stock connect allows qualified Chinese Mainland investors to access eligible Hong Kong shares (Southbound) as well as Hong Kong and overseas investors to trade eligible A-shares (Northbound) subject to a certain amount of daily quota.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in the Company’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

The full version of the press release issued by the Company on March 10, 2023 announcing the aforementioned information is available at the Company’s Investor Relations website at https://ir.bilibili.com/.

By Order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, March 10, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.

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